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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   for the fiscal year ended December 31, 1995

                                       Or

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               [ NO FEE REQUIRED]

               For the transition period __________ to __________

                         Commission file number 0-16960


                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN



- --------------------------------------------------------------------------------

                        THE GENLYTE GROUP INCORPORATED
                      2345 Vauxhall Road, P.O. Box 3148,
                            Union, N.J. 07083-1948

- --------------------------------------------------------------------------------


================================================================================

                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN

                                 1995 FORM 11-K


                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES



                                                                        Page
                                                                        ----

Report of Independent Public Accountants..................................3

Statement of Net Assets Available for Benefits
  as of December 31, 1995.................................................4

Statement of Net Assets Available for Benefits
  as of December 31, 1994.................................................5

Statement of Changes in Net Assets Available for Benefits
  for the year ended December 31, 1995....................................6

Notes to Financial Statements.............................................7

Schedule I:    Item 27a, Schedule of Assets Held for Investment
               Purposes as of December 31, 1995..........................13

Schedule II:   Item 27d, Schedule of Reportable Transactions for
               the year ended December 31, 1995..........................14

         All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Signature................................................................15

Consent of Independent Public Accountants................................16

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Pension and Benefits Committee of
     The Genlyte Group Incorporated:

We have audited the accompanying statements of net assets available for benefits of The Genlyte Group Incorporated Employees' Savings Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions (Schedules I and II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                             ARTHUR ANDERSEN LLP
New York, New York
June 21, 1996

================================================================================
                         THE GENLYTE GROUP INCORPORATED
                            EMPLOYEE'S SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            AS OF DECEMBER 31, 1995




                                            Putnam Fund                            Putnam                   Putnam
                                                for        Putnam     Putnam     U.S. Gov't      Genlyte    Global
ASSETS                                       Growth &     Voyager  Money Market    Income        Common     Growth
Investments at Fair Value:                    Income        Fund       Fund        Trust          Stock      Fund          Total
- -----------------------------------------------------------------------------------------------------------------------------------
Putnam Money Market Fund                                              $501,342                                            $501,342
- -----------------------------------------------------------------------------------------------------------------------------------
Putnam U.S. Gov't Income Trust                                                    $696,090                                 696,090
- -----------------------------------------------------------------------------------------------------------------------------------
Putnam Fund for Growth & Income            $2,097,465                                                                    2,097,465
- -----------------------------------------------------------------------------------------------------------------------------------
Putnam Voyager Fund                                     $2,132,612                                                       2,132,612
- -----------------------------------------------------------------------------------------------------------------------------------
Putnam Global Growth Fund                                                                                  $352,677        352,677
- -----------------------------------------------------------------------------------------------------------------------------------
Genlyte Common Stock                                                                          $1,535,305                 1,535,305
- -----------------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                           2,097,465    2,132,612     501,342     696,090     1,535,305    352,677      7,315,491
- -----------------------------------------------------------------------------------------------------------------------------------

Contributions Receivable from Participants     26,115       27,374       7,798       9,664        12,347      8,247         91,545
- -----------------------------------------------------------------------------------------------------------------------------------


NET ASSETS AVAILABLE FOR BENEFITS          $2,123,580   $2,159,986    $509,140    $705,754    $1,547,652   $360,924     $7,407,036

===================================================================================================================================



The accompanying notes to financial statements are an integral part of this statement.

===================================================================================================================================

================================================================================

                         THE GENLYTE GROUP INCORPORATED
                            EMPLOYEE'S SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            AS OF DECEMBER 31, 1993



                                            Putnam Fund                              Putnam                 Putnam
                                                for       Putnam        Putnam     U.S. Gov't    Genlyte    Global
ASSETS                                       Growth &    Voyager     Money Market    Income      Common     Growth
Investment at Fair Value:                     Income       Fund          Fund        Trust        Stock      Fund          Total
- -----------------------------------------------------------------------------------------------------------------------------------
Putnam Money Market Fund                                                 $362,030                                          $362,030
- -----------------------------------------------------------------------------------------------------------------------------------
Putnam U.S. Gov't Income Trust                                                       $460,901                               460,901
- -----------------------------------------------------------------------------------------------------------------------------------
Putnam Fund for Growth & Income             $1,083,878                                                                    1,083,878
- -----------------------------------------------------------------------------------------------------------------------------------
Putnam Voyager Fund                                     $1,118,799                                                        1,118,799
- -----------------------------------------------------------------------------------------------------------------------------------
Putnam Global Growth Fund                                                                                    $94,715         94,715
- -----------------------------------------------------------------------------------------------------------------------------------
Genlyte Common Stock                                                                             $686,840                   686,840
- -----------------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                            1,083,878   1,118,799        362,030     460,901     686,840     94,715      3,807,163
- -----------------------------------------------------------------------------------------------------------------------------------

Contributions Receivable from Participants      26,111      26,527          7,283      11,927      14,061      5,558         91,467

- -----------------------------------------------------------------------------------------------------------------------------------


NET ASSETS AVAILABLE FOR BENEFITS           $1,109,989  $1,145,326       $369,313    $472,828    $700,901   $100,273     $3,898,630

===================================================================================================================================


The accompanying notes to financial statements are an integral part of this statement.

===================================================================================================================================

================================================================================

                         THE GENLYTE GROUP INCORPORATED
                            EMPLOYEE'S SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                       Putnam Fund                                Putnam                     Putnam
                                           for        Putnam        Putnam      U.S. Gov't     Genlyte      Global
                                        Growth &     Voyager     Money Market     Income       Common       Growth
                                         Income        Fund          Fund         Trust         Stock        Fund          Total
- -----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                    $1,319,299   $1,329,136       $424,332     $533,021     $949,974     $234,879     $4,790,641
- -----------------------------------------------------------------------------------------------------------------------------------

Additions:
  Contributions                           407,045      418,822        105,681      155,871      222,405      167,361      1,477,185
  Interest & Dividend Income              134,918      114,273         24,946       44,084            0       19,915        338,136

Total Additions                           541,963      533,095        130,627      199,955      222,405      187,276      1,815,321
- -----------------------------------------------------------------------------------------------------------------------------------

Deductions:
  Benefit Payments to Participants        178,223      216,849         82,724       84,637      109,484       26,680        698,597

Total Deductions                          178,223      216,849         82,724       84,637      109,484       26,680        698,597
- -----------------------------------------------------------------------------------------------------------------------------------

Realized Gain                              31,015       37,494              0        4,144       57,377        2,829        132,859
Unrealized Gain                           359,033      425,491              0       43,631      518,214       20,443      1,366,812
- -----------------------------------------------------------------------------------------------------------------------------------

Transfer Between Funds                     50,493       51,619         36,905        9,640      (90,834)     (57,823)             0
- -----------------------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                          $2,123,580   $2,159,986       $509,140     $705,754   $1,547,652     $360,924     $7,407,036
===================================================================================================================================



The accompanying notes to financial statements are an integral part of this statement.

===================================================================================================================================

                                                                      SCHEDULE I
                                                                  EIN 22-2584333
                                                                         PN #018

                         THE GENLYTE GROUP INCORPORATED
                            EMPLOYEES' SAVINGS PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             IRS FORM 5500 ITEM 27a
                            AS OF DECEMBER 31, 1995


========================================================================================================
                                        Description of         # of                          Current
          Identity of Issue               Investment       Units/Shares       Cost            Value
========================================================================================================

   Genlyte Common Stock *                Common Stock           227,166       $1,297,136      $1,535,305
- --------------------------------------------------------------------------------------------------------

   Putnam Fund for Growth
     & Income *                          Equity Fund            129,553       $1,770,372      $2,097,465
- --------------------------------------------------------------------------------------------------------

   Putnam Voyager Fund *                 Equity Fund            139,843       $1,626,411      $2,132,612
- --------------------------------------------------------------------------------------------------------

   Putnam U.S. Government
     Income Trust *                       Bond Fund              52,774         $695,032        $696,090
- --------------------------------------------------------------------------------------------------------

   Putnam Money Market
     Fund *                           Money Market Fund         501,342         $501,342        $501,342
- --------------------------------------------------------------------------------------------------------

   Putnam Global Growth Fund *           Equity Fund             35,303         $333,475        $352,677
- --------------------------------------------------------------------------------------------------------

   Total Assets Held for
     Investment Purposes                                                      $6,223,768      $7,315,491
- --------------------------------------------------------------------------------------------------------

* Party in Interest to the Plan

The accompanying notes are an integral part of this schedule.
================================================================================

                                                                     SCHEDULE II
                                                                  EIN 22-2584333
                                                                         PN #018

                         THE GENLYTE GROUP INCORPORATED
                            EMPLOYEES' SAVINGS PLAN

                    SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                             IRS FORM 5500 ITEM 27d
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                              SINGLE TRANSACTIONS

                                      NONE

                    SERIES OF TRANSACTIONS IN SAME SECURITY

=================================================================================================
  Number       Identity
    of         of Party            Asset          Purchase     Selling     Cost of          Net
Transactions   Involved         Description         Price       Price       Asset          Gain
=================================================================================================
                           Putnam Fund for
  50           Putnam *    Growth & Income          $628,650    ----         $628,650      ----
- -------------------------------------------------------------------------------------------------
                           Putnam
  57           Putnam *    Voyager Fund             $614,927    ----         $614,927      ----
- -------------------------------------------------------------------------------------------------
                           Putnam
  54           Putnam *    Voyager Fund             ----        $247,133     $204,501     $42,632
=================================================================================================

* Party in Interest Transactions

There were no lease rentals or material expenses incurred with the transactions listed above. Additionally, the purchase price and selling price of these assets approximates their current value on the transaction date.

================================================================================

       The accompanying notes are an integral part of this schedule.

================================================================================

                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1994


1.  DESCRIPTION OF THE PLAN

a)  General Information and Contributions

    The Genlyte Group Incorporated and certain of its subsidiaries (collectively referred to herein as the "Company") adopted The Genlyte Group Incorporated Employees' Savings Plan (the "Plan") as of July 3, 1988, as amended and restated effective January 1, 1989. The Putnam Fiduciary Trust Company is the trustee (the "Trustee") of the securities and other investments of the Plan. Refer to the Plan Document for more complete information.

    The Plan allows a participant to defer a portion of his or her compensation and have such amount contributed to the Plan (the "Income Deferral Feature"). The deferred compensation is contributed to the Plan from the participant's "before tax" wages for federal income tax purposes. The contribution is subject to Social Security tax and may also be subject to state and local taxation. Under the Income Deferral Feature, a participant may defer from 1% through 15% (in increments of 1%) of his or her compensation, or lesser amounts as may be restricted by the Pension and Benefits Committee (the "Committee"), subject to certain Internal Revenue Code limitations. Such contributions are allocated to the specific participant's investment fund accounts based upon the participant's election. Contributions made under the Income Deferral Feature ("Salary Deferred Contributions") are deducted from each participant's compensation and are currently contributed by the Company to the Plan in the form of cash. The Plan permits

    Salary Deferred Contributions, as elected by the participant, to be made in whole or in part (in multiples of 10%) in any one or more investment funds offered by the Committee, and permits a participant to elect to transfer some or all of the assets, which were at one time required to be invested in Genlyte common stock, to be invested in other investment funds offered by the Committee.

    The Plan, as amended and restated in 1994, authorizes the Pension & Benefits Committee to effect loan transactions by the participants. To date, the committee has not initiated a loan procedure. The Plan also permits the Company to make both matching and non-matching contributions to the Plan, at its sole discretion. As of the date hereof, the Company has not elected to make any such contributions.

b)  Participation

    Eligible participants are certain employees employed by the Company for a minimum of six (6) months on any January 1st or July 1st, as specified in the Plan. As of December 31, 1995, there were 1,969 eligible participants in the Plan. Of these eligible participants, 559 had elected to participate in the Plan.

c)  Plan Amendments and Termination

    The Company reserves the right to amend or terminate the Plan at any time. However, the Plan may not be amended to divert assets of the Plan for purposes other than the exclusive benefit of the participants, their beneficiaries and estates or, except for amendments required in connection with Internal Revenue Service ("IRS") rulings, to reduce amounts previously credited to the accounts of participants. In November, 1994, the Plan was amended and restated retroactive to January 1, 1989, in order to comply with changes mandated by the Tax Reform Act of 1986 (TRA '86). The Plan Administrator received a favorable determination related to the Plan from the IRS on March 11, 1996, subject to the adoption of a previously proposed technical amendment to the Plan. In response to the March 11, 1996 IRS determination letter, Amendment #1, which incorporated consolidation of income requirements for officers and key employees who are members of the same family, was adopted by the Pension and Benefit Committee of the Company on April 30, 1996.

d)  Vesting

    All amounts allocated to participant accounts pursuant to the Income Deferral Feature of the Plan are fully vested at all times. Company matching and non-matching contributions, if made in any subsequent year, will become vested at the rate of 20% per year of service following the completion of three (3) years of service.

e)  Distributions

    Generally, distributions can only be made from the Plan upon termination of employment (i.e., death, retirement, or other separation from service) in the form of lump sum payments. However, distributions can be made to participants while still employed from contributions made pursuant to the Income Deferral Feature only if they have reached age 59 1/2 or in the event of "financial hardship". A financial hardship is defined as an immediate and serious financial need of the participant. The amount which can be withdrawn due to financial hardship cannot exceed the amount required to meet the financial hardship, and no amount can be withdrawn if the needed funds are reasonably available from other resources. The Plan lists the specific criteria for determining if a hardship exists. Distributions are made in cash and/or Genlyte common stock.

f)  Plan Investments

    At December 31, 1995, the investments of the Plan consist of the Putnam Money Market Fund, the Putnam U.S. Government Income Trust, the Putnam Fund for Growth and Income, the Putnam Voyager Fund, and the Putnam Global Growth Fund, all managed by the Trustee, and Genlyte common stock.

    The Putnam Money Market Fund is a fund investing in money market instruments. The Putnam U.S. Government Income Trust invests exclusively in securities backed by the full faith and credit of the United States government. The Putnam Fund for Growth and Income invests primarily in common stocks and is designed for investors seeking a diversified portfolio offering the opportunity for growth while providing current income. The Putnam Voyager Fund seeks capital appreciation, primarily from a portfolio of common stocks. This Fund may borrow money to purchase additional portfolio securities, however, at December 31, 1995, no such borrowings were outstanding. The Putnam Global Growth Fund is designed for investors seeking potential above-average capital growth through a globally diversified portfolio of common stocks.

    As of December 31, 1995 and 1994, the following investments at fair market value represent 5 (five) percent or more of the net assets available for benefits:

                                                       1995             1994
                                                       ----             ----
    Putnam Voyager Fund                             $2,132,612       $1,300,865
    Putnam Fund for Growth & Income                  2,097,465        1,291,230
    Genlyte Common Stock                             1,535,305          934,572
    Putnam U.S. Government Income Trust                696,090          521,403
    Putnam Money Market Fund                           501,342          416,862
    Putnam Global Growth Fund                          352,677          224,995


g)  Allocation of Investment Income

    On a daily basis, each participant's account is adjusted to reflect the Plan's investment income and increases and decreases in the fair market value of the assets held in the Plan.

h)  Plan Expenses

    The Company may elect to pay all expenses, including administrative expenses, of the Plan. Any expenses not borne by the Company will be paid by the Trustee and borne by the Plan. The Company paid all expenses incurred by the Plan for 1995.

2.  ACCOUNTING POLICIES

    The financial statements have been prepared using the accrual basis of accounting. Investments are reflected in the Statements of Net Assets Available for Benefits at market value, based upon readily available market quotations. The purchase and sale of investments are recorded on a trade date basis. Unrealized gain is the difference between the cost of investments and the current market value of investments. The increase in unrealized gain included on the Statement of Changes in Net Assets Available for Benefits represents the change in unrealized gain between the beginning and end of each year or between the date of purchase and the end of the year, if purchased during the year. In accordance with the Department of Labor Rules and

    Regulations, the realized gain on sale of investments is calculated based upon the comparison of selling price to fair value of the investment at the beginning of the year. If the investment was acquired during the year, realized gain on sale of investments is calculated based upon comparison of selling price of the investment to purchase cost.

3.  TAX STATUS

    By letter dated March 11, 1996, the IRS determined that the Plan is qualified and tax exempt under the provisions of Section 401(a) of the Internal Revenue Code with respect to the 1994 amendment and restatement of the Plan effective January 1, 1989. Since its inception, the Plan has been administered in accordance with the provisions of the TRA '86 and other applicable laws. The Plan administrator and its tax counsel do not anticipate that changes in the Plan after the IRS determination letter will affect the qualified and tax-exempt status of the Plan and the Trust, respectively. Accordingly, no provision for federal income tax has been made in the accompanying financial statements.

4.  ADDITIONAL INFORMATION

    The Plan conducted no transactions of a prohibited nature with known parties-in-interest and had no lease commitments, loans, leases or fixed income obligations in default, or deemed uncollectible, as defined by the Employee Retirement Income Security Act of 1974, during the year ended December 31, 1995.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN
                             -----------------------
                                  (Registrant)


                             By: /s/Neil M. Bardach
                                -------------------
                                 Neil M. Bardach
                    Vice President & Chief Financial Officer
                      Pension and Benefits Committee Member


DATED: June 21, 1996


                                                                   Page 15 of 16